Coles Myer Ltd.
ABN 11 004 089 936
800 Toorak Road, Tooronga, 3146
Telephone (03) 9829 3111
Facsimile (03) 9829 6787
Postal Address: PO Box 2000, Glen Iris, 3146

News Release

17 February 2005

COLES MYER 2005 first half sales up 17%

First half performance highlights

•	Group sales up 17% to $18.3 billion - comparative sales up 4.9%

•	Outstanding sales growth in Target (8.5%), Kmart (7.5%) and Officeworks (12.3%)

•	Food and Liquor sales up 5.8% - comparative sales up 3.8%

•	Group margin expansion

•	Earnings guidance confirmed

Coles Myer Ltd (CML) today announced first half sales of $18.3 billion, an increase of 17% for the 26 weeks ended 23 January 2005 (Q2: 13.9%).

“Coles Myer has continued to perform strongly through the first half, including the important Christmas and New Year trading periods,” Mr Fletcher said.

“We are delighted that sales across the Group continued to grow strongly over the half in a highly competitive retail market despite the removal of the Shareholder Discount Card.

“Kmart, Target and Officeworks have all delivered outstanding results in the face of tough competition, while the pace of growth in Food and Liquor continued to be strong as we restructured our supermarket and liquor businesses.

“Myer improved sales even with the removal of the shareholder discount.

“We continue to make good progress against our strategy and towards our aspirational earnings goal of $800 million in FY06,” Mr Fletcher said.

Food and Liquor

The Food and Liquor business recorded sales growth of 5.8% (Q2: 5.1%) and a comparable sales increase of 3.8% for the half (Q2: 3.1%). Sales growth was accompanied by solid improvements in underlying EBIT margins for the half.

This result was achieved in a very competitive market as fuel cycled in Victoria, New South Wales, Tasmania and the ACT.

Inflation remained under pressure, dropping 50 bps during the second quarter to less than 1%. The volatility in fresh food prices continued to impact supermarket prices.

Significant structural change took place in our Food and Liquor business during the half.

The liquor business headquarters was moved from Sydney to Melbourne and is now working more closely with our supermarkets on new customer initiatives and gaining co-location efficiencies.

The supermarket business was also restructured to form one central team managing two brands to deliver benefits to both customers and shareholders from a business that is now leaner, more agile and closer to the customer.

These structural changes will bring benefits in the medium and long-term that will far outweigh the limited business impact during their implementation.

While sales growth in supermarkets remained strong, the growth rate in the liquor business was affected by the intensity of competition during the half.

The new store program continued to plan, with a further 20 new supermarkets and 10 liquor outlets opened in the half.

Looking forward, Food and Liquor sales are expected to be driven by great value and innovative offers across the network, including the continued expansion of our fresh offer and development of our house brands range.

Coles Express recorded a strong sales increase nationally of 207.3% (Q2: 140.5%), with comparative sales growth of 17.9% (Q2: 16.7%). While the sales result largely reflects the increase in oil prices during the half, the business continued to receive a strong customer response and underlying volume trends continued to grow. Convenience store sales also recorded a solid increase, with the convenience business remaining a growth opportunity for Coles Express.

Kmart sales increased by 7.5% (Q2: 6.6%), with comparative sales growth of 6.2% (Q2: 5.3%) in the half.

Kmart’s excellent result was achieved during a very competitive period in the discount department store sector. In general merchandise, highlights included strong performances in Toys, Sporting Goods, Home and Christmas merchandise.

Kmart’s apparel division experienced strong sales across all categories, including Footwear and Accessories, both in the lead up to Christmas and in post-Christmas sales.

Kmart continued its focus on providing customers with great value on up to date merchandise, combined with new and exciting events and a convenient shopping environment. Kmart opened four new stores during the half.

Officeworks recorded an outstanding performance, with sales growth of 12.3% (Q2: 16.6%) and comparative growth of 7.4% (Q2: 9.6%). Officeworks’ intensive “Back to School” campaign in January was very successful.

Officeworks opened five new stores during the half, with the business well on track to achieve the planned six to nine for FY2005.

Myer reported a sales increase for the half of 1.4% (Q2: 2.1%), with comparative sales growth of 1.1% (Q2: 1.8%). Myer’s second quarter sales increase was a significant improvement on flat first quarter sales despite a delayed start to Christmas, with sales momentum building through to a strong January.

The key businesses of Women’s, Men’s, Cosmetics, Accessories, Footwear, Home and Miss Shop all delivered solid increases. However, sales at both Myer and Megamart were not as strong in Electrical and Furniture – as anticipated, the categories most affected by the removal of shareholder discount. While underlying EBIT margins continue to show improvement, implementation costs associated with the launch of MYER One are expected to have an impact on earnings growth.

The MYER One program reached a milestone of 350,000 members during the quarter, continues to attract new shoppers and will, as it matures, further enhance the turnaround of this brand

Megamart reported a sales decrease for the half of 9.4% (Q2: (10.2%)). The brand showed improvement late in the half following its relaunch in December as customers responded to the updated product offer, new marketing and in-store focus on electrical solutions. However, margins remained under cost pressure due to the relaunch.

Target’s sales increased by 8.5% (Q2: 7.0%), with comparative sales rising by 7.7% for the half (Q2: 6.2%).

Target’s comparative sales were outstanding considering the highly competitive environment. Target had an exceptional merchandise offer across the board, combined with excellent store execution. Following Christmas and Stocktake, Target had strong sell through of summer apparel and Christmas related merchandise.

During the second quarter, new category items were introduced with great results and, in January, winter apparel arrived on the sales floor with a very encouraging early response.

Target’s continued focus on the right merchandise, events, store layout and execution should position the business well for the remainder of FY2005.

Emerging Business sales growth for the half was 11.5% (Q2: 10.9%), with comparative growth of 6.2% (Q2: 6.2%). Coles Online and Harris Technology continued to grow in competitive markets.

Effective for FY05, the Emerging Businesses reporting segment ceases to exist. Coles Online will be reported as part of the Food and Liquor segment and Harris Technology as part of Officeworks.

Attached within the Financials section of this news release are the restated F&L and Officeworks sales for Q2 and first half, with the changes in relevant reporting segments. All reporting will reflect this change, commencing with the forthcoming first half profit release.

Outlook

Although trading conditions in FY2005 are expected to remain highly competitive, the Group still expects to achieve double digit sales growth for FY2005.

FY2005 earnings guidance remains unchanged at an increase of around 18% in underlying earnings (NPAT) to $670 — $680 million. This is after expensing the net supply chain implementation costs, the restructuring costs of the organisational change in food and liquor, the implementation of the MYER One program and the repositioning and relaunch of Megamart.

Further enquiries:

Media Analysts	Scott Whiffin John Di Tirro	03 9829 5548 03 9829 4521

Financial Analysis – Pre Segment reporting change to Emerging Businesses

	Second Quarter					First Half
Business Group Sales	(13 Weeks)					(26 Weeks)
	2004		2005		Chg	2004		2005		Chg
	$	m	$	m	%	$	m	$	m	%

Food & Liquor		4,655.3		4,892.6	5.1		8,946.6		9,466.7	5.8
Coles Express		547.7		1,316.8	140.5		861.4		2,647.5	207.3
Kmart		1,207.9		1,287.8	6.6		2,039.0		2,192.8	7.5
Officeworks		208.4		243.0	16.6		415.1		466.1	12.3
Myer		998.7		1,020.0	2.1		1,643.9		1,667.0	1.4
Megamart		85.6		76.9	(10.2)		152.5		138.2	(9.4)
Myer & Megamart[1]		1,084.3		1,096.9	1.2		1,796.4		1,805.2	0.5
Target		871.3		932.7	7.0		1,506.5		1,634.4	8.5
Emerging Businesses		61.2		67.7	10.9		126.9		141.5	11.5
Intra-group sales		(3.1)		(3.4)	9.3		(7.9)		(9.3)	18.2
Total sales		8,633.0		9,834.1	13.9		15,684.0		18,344.9	17.0
Comparable store sales
Food & Liquor					3.1					3.8
Coles Express					16.7					17.9
Kmart					5.3					6.2
Officeworks					9.6					7.4
Myer					1.8					1.1
Megamart					(10.4)					(12.5)
Myer & Megamart					0.8					(0.1)
Target					6.2					7.7
Emerging Businesses					6.2					6.2
Total Group					4.5					4.9

Movement in Stores	Q1	2005	Openings	Closings	Q2	2005
Coles	498	6		3	501

Bi-Lo	209	5		3	211

Total supermarkets	707	11		6	712

Liquor	627	4		7	624

Coles Express	596	4		3	597

Kmart	177	2			179

Kmart Tyre & Auto	50	5			55

Officeworks	80	3			83

Target	141				141

Target Country	112	3		2	113

Myer	61				61

Megamart	9				9

Emerging Businesses	9				9

Total	2,569	32		18	2,583

Financial Analysis – Post Segment reporting change to Emerging Businesses

	Second Quarter					First Half
Business Group Sales	(13 Weeks)					(26 Weeks)
	2004		2005		Chg	2004		2005		Chg
	$	m	$	m	%	$	m	$	m	%

Food & Liquor[2]		4,666.0		4,904.4	5.1		8,969.7		9,490.4	5.8
Coles Express		547.7		1,316.8	140.5		861.4		2,647.5	207.3
Kmart		1,207.9		1,287.8	6.6		2,039.0		2,192.8	7.5
Officeworks[3]		255.8		295.5	15.6		511.0		574.6	12.5
Myer		998.7		1,020.0	2.1		1,643.9		1,667.0	1.4
Megamart		85.6		76.9	(10.2)		152.5		138.2	(9.4)
Myer & Megamart[4]		1,084.3		1,096.9	1.2		1,796.4		1,805.2	0.5
Target		871.3		932.7	7.0		1,506.5		1,634.4	8.5
Total sales		8,633.0		9,834.1	13.9		15,684.0		18,344.9	17.0
Comparable store sales
Food & Liquor					3.1					3.8
Coles Express					16.7					17.9
Kmart					5.3					6.2
Officeworks					8.8					7.3
Myer					1.8					1.1
Megamart					(10.4)					(12.5)
Myer & Megamart					0.8					(0.1)
Target					6.2					7.7
Total Group					4.5					4.9

1 Myer & Megamart includes concession sales of $71.5 m (Q2 04 $40.1m); HTD $110.3m (HTD 04 $66.9m)

2 Coles On Line included within F&L segment reporting

3 Harris Technology and intra group included within Officeworks segment reporting

4 Myer & Megamart includes concession sales of $71.5 m (Q2 04 $40.1m); HTD $110.3m (HTD 04 $66.9m)